Cern Corporation



ANNUAL REPORT

31891 Via Oso

Coto de Caza, CA 92679

(619) 322-7052

www.cerndevice.com

This Annual Report is dated April 27, 2023.

BUSINESS

Cern Corporation, Inc. (Cern) is an emerging women's health and medical device company based in Southern California commercializing a safe, effective, first-in-class, non-drug therapeutic treatment for fungal and bacterial vaginosis. Cern's patent-protected product is a tampon-sized insertable device that delivers low-energy microbicidal light directly to the site of infection. The Cern Device™ addresses a global unmet need for an alternative therapy, not dependent on broad-spectrum antibiotic, or antifungal drugs to treat a significant population of women who are unable to utilize or respond poorly to conventional drug-based treatment due to poor immunocompetency, drug-resistant pathogen, persistent or recurrent infections, adverse drug interactions as well as pregnancy. Cern has been granted both utility and design patents for our principle device referred as The Cern Device for treatment of fungal and bacterial GYN indications. Cern has also received a supportive assessment as to "Freedom to Operate". Cern has filed for patents internationally. Additional utility patents have also been filed with the USPTO.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

Cern Corporation has been engaged in research and development of a novel treatment for fungal and bacterial vaginosis. The company has spent initial years validating science as well market potential. Only when utility patents were granted to Cern did we fully engage in research and development. Covid hitting in 2019 stagnated efforts to some degree. In 2022, Cern had developed significant foundational material so as to move further toward our first round of external funding. A raise of $1,070,000 via Start Engine has the ability to finance Cern Corporation for up to 24 months. These funds will principally be used for hardware/device development as well as microbiology research and development including in vitro and ex vivo microbiology which have been brought "in-house".

Foreseeable major expenses based on projections:

Cern sees our major expense areas for this round of finance to be as follows...

Microbiology: Cern has the ability to conduct in vitro and ex vivo microbiology in house providing a significant cost advantages over work assigned out to contract research organisations (CRO's). Although reduced, expenditures associated with testing for pathogen susceptability, cyctoxicity and dose response remain a major focal area.

Hardware Development: Cern will work with an outside engineering resource for comprehensive development of The Cern Device. Stages of development include a minimally viable device which meets appropriate design, safety and quality standards so as be appopriate for early feasibility tests under guidelines of being an Investative Device Execption (IDE) submitted to an Independent Review Board (IRB) so as to facility

In Vivo animal "Safety": There is no animal model for testing efficacy using pathogens associated with human yeast and bacterial infection of the lower GYN tract. as such, animal testing is limited to "safety only".

Early Feasibility Study: Will be conducted at a women's clinic associated with a significant healthcare provider prinicpally located in the Western States. Cern will likely be aided by an external organization who will facilitate an early feasibility clinical study.

Payroll: In-house payroll will be limited and likely not exceed two full-time employees focused on

management of the overall development process as well as an in-house engineering resource responsible for product development with oversight of the external contract development huse for hardware.

Intellectual Property: Cern has significant IP now granted and in-place. Cern will continue to evolve papents already under review by the USPTO as well as increase the breadth of our IP so as to cover Cern internationally in key regions of the world. Additional provisional patents are and have been filed which will necessitate support.

Future operational challenges:

Operational challenges may include

Hardware development

Regulatory guidance

Software development to operate the device externally

Future challenges related to capital resources:

Future challenges associated with capital resources will involve having sufficient capital to address the following areas:

Key team Positions: These will include in house engineering resource/resources as well as marketing and sales.

Hardware development: Cern will work with an appropriate medical deveice, hardware organization who's focus will be the productization of a commercially viable product inclusive of all requisite features.

Software development: The Cern Device is a platform for women's health. As such, the Smartphone will be leveraged as the principal means of control.

Comprehensive clinical evaluation and management of trial: Cern will move to a comprehensive clinical trial which will be regional thrughout the US so as to better understand use of the device incorporating multi-ethnic and regional diversity.

Future milestones and events:

Key Milestones are essential to any companies growth in valuation and return on shareholder investment. Key milestones for Cern involve Development of minimally viable device (MVD), Early Feasibility Study with supportive results respective of safety and efficacy followed by comprehensive development of a commercially viable device inclussive of key features. This commercially viable device will be tested in an extensive clinical trial nationally. Using results from our clinical study, Cern will then submit for FDA clearance. Market adoption will then be our focus. Cern will leverage relationships with Key Opinion leaders and clinics for placement and use of The Cern Device.

Operating Results (copy and paste the information above and edit appropriately). Please also include a description of any transaction since the beginning of your last fiscal year, or any currently proposed transaction, in which the amount involved exceeds five percent (5%) of the aggregate amount of capital raised.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $219,757.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Greenberg Traurig Law / GTLaw

Amount Owed: $54,000.00

Interest Rate: 0.0%

Upon adequate funding of Cern at what is typically that of Series A.

Creditor: Gregg Klang, CEO and President

Amount Owed: $28,512.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Gregg A. Klang

Gregg A. Klang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, CFO

Dates of Service: February, 2016 - Present

Responsibilities: All aspects of strategy and day to day operations. Gregg holds 14,153,195 Common Stock and does not draw a salary at this time.

Other business experience in the past three years:

Employer: Nuance Energy

Title: VP of Sales

Dates of Service: September, 2017 - November, 2019

Responsibilities: Business Development

Other business experience in the past three years:

Employer: Sandler Partners

Title: Director of Business Development

Dates of Service: January, 2011 - Present

Responsibilities: This is an independent contractor role enabling my to maintain telecom revenue from various contracts sold on commissions only basis.

Name: Annette M. Walker

Annette M. Walker's current primary role is with City of Hope. Annette M. Walker currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: July, 2021 - Present

Responsibilities: Strategy. Currently does not take a salary but receives equity compensation with Non Statutory Options totaling: 136,000

Other business experience in the past three years:

Employer: City of Hope

Title: President, Orange County Region

Dates of Service: July, 2018 - Present

Responsibilities: Developing a world-class cancer center and network of care to deliver breakthrough therapies at lifesaving speed to the 3.2 million residents of Orange County. Recruiting the best-in-the-nation for clinical research, advanced treatments, and highly innovative prevention and early diagnosis. Noted by several Orange County organizations as a top community influencer and advocate who is rapidly transforming the regional health care landscape.

Name: Dr. David C. Lagrew

Dr. David C. Lagrew's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: July, 2021 - Present

Responsibilities: Strategy. Currently does not take a salary and is compensated by equity in Cern Corporation receives but equity compensation with Non Statutory Options totaling: 136,000

Other business experience in the past three years:

Employer: Providence St. Joseph

Title: Executive Medical Director, Women's Services

Dates of Service: October, 2016 - July, 2022

Responsibilities: Regional Executive Medical Director for Women's Services to develop the Ministry's Centers of Excellence and regional Clinical Institute of Women's Health. Aligning efforts with the Providence Health System's Women's initiatives.

Other business experience in the past three years:

Employer: Hoag Hospital

Title: Chief of Service, Maternal Fetal Medicine

Dates of Service: July, 2022 - Present

Responsibilities: American Board of Preventive Medicine - Clinical Informatics

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Gregg A. Klang

Amount and nature of Beneficial ownership: 14,153,195

Percent of class: 94.0

RELATED PARTY TRANSACTIONS

Name of Entity: Gregg A. Klang

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Infusion of capital by founder for continued operations.

Material Terms: The CEO has personally funded the Company and had non-interest bearing, due on demand, payables outstanding in the amounts of $28, 512.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,337,500 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 15,008,275 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firmcommitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Certain holders of Common Stock have material rights laid out in the Company's Stockholder Agreement. StartEngine investors will not be signing onto the Stockholder Agreement. The material rights laid out in the Stockholder Agreement are as follows:

Liquidation Rights

Restrictions on Transfer

Right of First Refusal

Drag-Along Rights

Non-Competition

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

B. Preferred Stock

The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issue of any or all of the unissued and undesignated shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the DGCL.

3. Liquidation Rights. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of a liquidation, dissolution or winding-up of the Corporation, the holders of the Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. In addition, FORWARD LOOKING STATEMENTS This Business Plan contains "forward-looking statements," which include information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to: • our lack of operating history; • the expectation that we will incur operating losses for the foreseeable future; • our current and future capital requirements to support our development and commercialization efforts for our Cern Device™ and our ability to satisfy our capital needs; • our dependence on our Cern Device™, which is still in early stages of development; • our ability to attract and retain key executives and medical and scientific personnel; • our ability to obtain approval from the FDA or other regulatory agencies in different jurisdictions; • our lack of a sales and marketing organization and our ability to commercialize our Cern Device™ or any future products if we obtain regulatory approval; • our dependence on third-parties to manufacture our product candidates; and • our ability to maintain or protect the validity of our patents and other intellectual property. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational device for treatment of vaginal infection or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our microbicidal light treatment for mitigation of yeast and bacterial vaginosis. Delays or cost overruns in the development of "The Cern Device" and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Cern Corporation initially was formed on February 10th, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cern Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The Cern Device is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns Utility and Design patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Cern Corporation or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cern Corporation could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2023.

Cern Corporation

By /s/ _Gregg A. Klang_

      Name: <u>Cern Corporation, Inc.</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Cern Corporation

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2022 (PP)
ASSETS		
Current Assets		
Bank Accounts		
1005 Checking (3829)	8,964.47	219,757.37
Total Bank Accounts	**$8,964.47**	**$219,757.37**
Other Current Assets		
1300 PREPAIDS AND OTHER CURRENT ASSETS		
1399 Other Receivables	0.00	0.00
Total 1300 PREPAIDS AND OTHER CURRENT ASSETS	0.00	0.00
Total Other Current Assets	**$0.00**	**$0.00**
Total Current Assets	**$8,964.47**	**$219,757.37**
TOTAL ASSETS	**$8,964.47**	**$219,757.37**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 ACCOUNTS PAYABLE	34,093.50	54,985.25
Total Accounts Payable	**$34,093.50**	**$54,985.25**
Credit Cards		
Credit card (7227)	601.45	1,922.71
Total Credit Cards	**$601.45**	**$1,922.71**
Other Current Liabilities		
2200 ACCRUED LIABILITIES		
2299 Other payable - Founder	2,512.56	28,512.56
Total 2200 ACCRUED LIABILITIES	2,512.56	28,512.56
Total Other Current Liabilities	**$2,512.56**	**$28,512.56**
Total Current Liabilities	**$37,207.51**	**$85,420.52**
Total Liabilities	**$37,207.51**	**$85,420.52**
Equity		
3000 STOCKHOLDERS' EQUITY		
3001 Common Stock at Par	148,596.04	148,596.04
Common Stock - Reg C Funding		275,238.96
Total 3000 STOCKHOLDERS' EQUITY	**148,596.04**	**423,835.00**
Owner's Pay & Personal Expenses	-66.48	-91.44
Retained Earnings	-133,061.85	-133,061.85
Net Income	-43,710.75	-156,344.86
Total Equity	**$ -28,243.04**	**$134,336.85**
TOTAL LIABILITIES AND EQUITY	**$8,964.47**	**$219,757.37**



Date: April 24th, 2023\

Subject: CEO Financial Certification for years 2021-2022

I, Gregg A. Klang, the Chief Executive Officer of Cern Corporation, Inc. hereby certify that the financial statements of Cern Corporation, Inc. notes thereto for the periods ending in year 2021 (first Fiscal Year End of Review) and year 2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $0 ; taxable income of $0 and total tax of $800.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 24th or April, 2022.

_____ (Signature)

_____CEO_____ (Title)

_____ April 24th, 2023__ (Date)



Date: April 24th, 2023

Subject: Start Engine 2 year reporting notes

NOTE 1 – NATURE OF OPERATIONS

Cern Corporation, Inc. was formed on February 10th, 2016 ("Inception") in the State of California. The Company then converted to a Delaware corporation on April 17th, 2020. The financial statements of Cern Corporation, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Coto de Caza, CA 92679

Cern Corporation, Inc. was incorporated to develop novel treatments in women's health with a principle focus on gynecological infection so as to bring to market a novel and effective non-drug therapy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31st, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sale of medical device when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Accrued liabilities are for corporate legal services for $54,000 to Greenberg Trauwig (GTLaw) which are not due and payable until Cern completes Series A funding of $10M or greater.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 14,153,195 shares of our common stock with par value of $.0206. As of 12/31/2022 the company has currently issued 14,153,195 shares of our common stock.

Company has no preferred shares outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2022, Gregg A. Klang (Founder and CEO of Cern Corporation, Inc.) has advanced company the amount of $26,000 which was used as operational capital for normal operating expenses.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 24th, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.



Cern Corporation, Inc.

Date: April 27th, 2023

Subject: Statement of changes to shareholder equity

	Statement of Changes in Shareholder Equity			
	Common Stock			**Total Shareholder Equity**
	# of Shares Amount	**$ Amount**	**Accumulated Deficit**	
Beginning Balance at 1/1/20	2,000,000	2,000	(59,358)	(57,358)
Issuance of Common Stock	-	-	-	-
Net Income (Loss)	-	-	(73,704)	(73,704)
Ending Balance 12/31/2020	2,000,000	2,000	(133,062)	(131,062)
Issuance of Common Stock	12,153,195	146,596	-	146,596
Net Income (Loss)	-	-	(43,777)	(43,777)
Ending Balance 12/31/2021	14,153,195	148,596	(176,839)	(28,243)

Cern Corporation

Statement of Cash Flows

January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
OPERATING ACTIVITIES			
Net Income	-43,710.75	-112,634.11	$ -156,344.86
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
2000 ACCOUNTS PAYABLE	0.00	20,891.75	$20,891.75
Credit card (7227)	51.78	1,321.26	$1,373.04
2299 ACCRUED LIABILITIES:Other payable - Founder	-102,740.31	26,000.00	$ -76,740.31
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-102,688.53**	**48,213.01**	**$ -54,475.52**
Net cash provided by operating activities	**$ -146,399.28**	**$ -64,421.10**	**$ -210,820.38**
FINANCING ACTIVITIES			
3001 STOCKHOLDERS' EQUITY:Common Stock at Par	146,596.04		$146,596.04
Owner's Pay & Personal Expenses	-66.48	-24.96	$ -91.44
STOCKHOLDERS' EQUITY:Common Stock - Reg C Funding		275,238.96	$275,238.96
Net cash provided by financing activities	**$146,529.56**	**$275,214.00**	**$421,743.56**
NET CASH INCREASE FOR PERIOD	**$130.28**	**$210,792.90**	**$210,923.18**

Cern Corporation

Profit and Loss

January - December 2022

	TOTAL		
	JAN - DEC 2022	JAN - DEC 2021 (PY)	CHANGE
Income			
Total Income			**$0.00**
GROSS PROFIT	**$0.00**	**$0.00**	**$0.00**
Expenses			
6000 ENGINEERING EXPENSES	13,035.66	8,078.22	4,957.44
7000 SALES & MARKETING EXPS	30,062.69	2,845.31	27,217.38
8000 GENERAL & ADMIN EXPENSES	69,039.61	31,716.83	37,322.78
Interest Paid	416.15	39.00	377.15
Purchases		8.07	-8.07
Taxes & Licenses		900.33	-900.33
Uncategorized Expense		2.99	-2.99
Total Expenses	**$112,554.11**	**$43,590.75**	**$68,963.36**
NET OPERATING INCOME	**$ -112,554.11**	**$ -43,590.75**	**$ -68,963.36**
Other Expenses			
Quickbooks	80.00	120.00	-40.00
Total Other Expenses	**$80.00**	**$120.00**	**$ -40.00**
NET OTHER INCOME	**$ -80.00**	**$ -120.00**	**$40.00**
NET INCOME	**$ -112,634.11**	**$ -43,710.75**	**$ -68,923.36**

Cern Corporation

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2022 (PP)
ASSETS		
Current Assets		
Bank Accounts		
1005 Checking (3829)	8,964.47	219,757.37
Total Bank Accounts	**$8,964.47**	**$219,757.37**
Other Current Assets		
1300 PREPAIDS AND OTHER CURRENT ASSETS		
1399 Other Receivables	0.00	0.00
Total 1300 PREPAIDS AND OTHER CURRENT ASSETS	0.00	0.00
Total Other Current Assets	**$0.00**	**$0.00**
Total Current Assets	**$8,964.47**	**$219,757.37**
TOTAL ASSETS	**$8,964.47**	**$219,757.37**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 ACCOUNTS PAYABLE	34,093.50	54,985.25
Total Accounts Payable	**$34,093.50**	**$54,985.25**
Credit Cards		
Credit card (7227)	601.45	1,922.71
Total Credit Cards	**$601.45**	**$1,922.71**
Other Current Liabilities		
2200 ACCRUED LIABILITIES		
2299 Other payable - Founder	2,512.56	28,512.56
Total 2200 ACCRUED LIABILITIES	**2,512.56**	**28,512.56**
Total Other Current Liabilities	**$2,512.56**	**$28,512.56**
Total Current Liabilities	**$37,207.51**	**$85,420.52**
Total Liabilities	**$37,207.51**	**$85,420.52**
Equity		
3000 STOCKHOLDERS' EQUITY		
3001 Common Stock at Par	148,596.04	148,596.04
Common Stock - Reg C Funding		275,238.96
Total 3000 STOCKHOLDERS' EQUITY	**148,596.04**	**423,835.00**
Owner's Pay & Personal Expenses	-66.48	-91.44
Retained Earnings	-133,061.85	-133,061.85
Net Income	-43,710.75	-156,344.86
Total Equity	**$ -28,243.04**	**$134,336.85**
TOTAL LIABILITIES AND EQUITY	**$8,964.47**	**$219,757.37**

CERTIFICATION

I, Gregg A. Klang, Principal Executive Officer of Cern Corporation, hereby certify that the financial statements of Cern Corporation included in this Report are true and complete in all material respects.

Gregg A. Klang

CEO